================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                   RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

                    For the three months ended September 30, 2000

                                  FLAG LIMITED
             (Exact name of Registrant as specified in its charter)

                                   CEDAR HOUSE
                                 41CEDAR AVENUE
                             HAMILTON HM12, BERMUDA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                          Form 20-F /X/    Form 40-F / /

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934

                              Yes /_/       No /X/

This report ("Quarterly Report") sets forth certain information regarding the financial condition and results of operations of FLAG Limited, a Bermuda company (the "Company"), for the fiscal quarter ended September 30, 2000. This Quarterly Report contains a review of the Company's unaudited financial information and analysis for the third quarter, as well as certain other information.

The following unaudited financial statements, in the opinion of the Company's management, reflect all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

================================================================================

                                  FLAG LIMITED

                                    FORM 6-K

                                      INDEX


                                                                            Page
                                                                            ----

PART I     FINANCIAL INFORMATION .........................................    1

ITEM 1:    FINANCIAL STATEMENTS...........................................    1
         1.A  Consolidated Balance Sheets as of September 30, 2000 and
              December 31, 1999...........................................    1
         1.B  Consolidated Statements of Operations for the three months
              and nine months ended September 30, 2000 and 1999               2
         1.C  Consolidated Statement of Comprehensive Income for the three
              months and nine months ended September 30, 2000 and 1999....    3
         1.D  Consolidated Statements of Cash Flows for the nine months
              ended September 30, 2000 and 1999   ........................    4
         1.E  Notes to Consolidated Financial Statements..................    5

ITEM 2:    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS......................................    8

PART II    OTHER INFORMATION..............................................   15

ITEM 1:    LEGAL PROCEEDINGS..............................................   15
ITEM 2:    CHANGES IN SECURITIES..........................................   15
ITEM 3:    DEFAULTS UPON SENIOR SECURITIES................................   15
ITEM 4:    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS............   15
ITEM 5:    OTHER INFORMATION..............................................   15
ITEM 6:    EXHIBITS AND REPORTS FILED ON FORM 6-K.........................   15

SIGNATURES ...............................................................   16

PART 1
ITEM 1.A

                                  FLAG LIMITED

                           CONSOLIDATED BALANCE SHEETS
                 AS OF SEPTEMBER 30, 2000 AND DECEMBER 31, 1999
          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)


                                                           2000            1999
                                                        (UNAUDITED)      (AUDITED)
                                                       --------------  --------------
ASSETS:
    Current assets:
      Cash                                             $      3,260      $     1,213
      Accounts receivable, net of allowance for
        doubtful accounts of $5,831 (1999 - $6,827)          69,845           89,814
      Due from affiliates                                        --              950
      Prepaid expenses and other assets                       6,051            1,433
                                                        -----------      -----------

                                                             79,156           93,410

    Funds held by collateral trustee
    or in escrow                                            153,076          134,066
    Capacity available for sale                                  --          774,366
    Capitalized financing costs, net
    of accumulated
      amortization of $4,986 (1999 - $3,142)                 11,689           10,708
    Fixed assets, net                                     1,017,746          295,977
                                                        -----------      -----------

                                                        $ 1,261,667      $ 1,308,527
                                                        ===========      ===========
LIABILITIES:
    Current liabilities:
      Accounts payable                                  $    13,982      $     4,980
      Accrued construction costs                             50,067           52,411
      Accrued liabilities                                    14,316           27,409
      Income taxes payable                                    3,678            3,767
      Due to affiliate                                          228            3,252
      Deferred revenue                                       26,753           44,345
                                                        -----------      -----------
                                                            109,024          136,164

    8 1/4% senior notes, due 2008, net of
      unamortized discount of $4,287 (1999 - $4,730)        425,713          425,270
    Other long-term debt                                    125,000          190,000
    Deferred revenue and other                              200,643          100,724
    Deferred taxes                                            3,581            3,973
                                                        -----------      -----------

                                                            863,961          856,131
                                                        -----------      -----------

SHAREHOLDERS' EQUITY:
    Class B common shares, $.0001 par value                      64               64
    Additional paid-in capital                              543,104          512,695
    Foreign currency translation
      adjustment                                               (448)            (680)
    Accumulated deficit                                    (145,014)         (59,683)
                                                        -----------      -----------
                                                            397,706          452,396
                                                        -----------      -----------
                                                        $ 1,261,667      $ 1,308,527
                                                        ===========      ===========

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
     FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999
          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)


                                                  THREE MONTHS ENDED                NINE MONTHS ENDED
                                                     SEPTEMBER 30,                    SEPTEMBER 30,
                                                2000            1999             2000               1999
                                            (UNAUDITED)      (UNAUDITED)      (UNAUDITED)       (UNAUDITED)
                                            -----------      -----------      -----------       -----------
REVENUES                                       23,566            52,522           62,830           146,604

SALES AND OTHER OPERATING COSTS
  Cost of capacity sold                            --            18,588               --            52,093
  Operations and maintenance
  (including non-cash compensation
  expense of $339, nil, $1,506, nil)            7,585             6,290           24,558            21,329

  Sales and marketing
  (including non-cash compensation
  expense of $160, nil, $683, nil)              3,091             4,720           10,028             8,255

  General and administrative
  (including non-cash compensation
  expense of $658, nil, $2,929, nil)            8,183             3,449           23,319            14,225

  Depreciation and amortization                18,697             4,400           57,858             5,121
                                         ------------      ------------     ------------      ------------
                                               37,556            37,447          115,763           101,023

OPERATING (LOSS)/INCOME                       (13,990)           15,075          (52,933)           45,581

INTEREST EXPENSE                               12,339            13,474           38,398            40,960
INTEREST INCOME                                 2,470             2,083            5,947             6,744
                                         ------------      ------------     ------------      ------------

(LOSS)/INCOME BEFORE INCOME TAXES             (23,859)            3,684          (85,384)           11,365

PROVISION FOR INCOME TAXES                       (187)              346              (56)              995
                                         ------------      ------------     ------------      ------------

NET (LOSS)/INCOME                             (23,672)            3,338          (85,328)           10,370
                                         ------------      ------------     ------------      ------------

Basic and diluted (loss)/income
  per common share                       $      (0.04)     $       0.01     $      (0.13)     $       0.02

Weighted average common shares
  outstanding                             635,796,338       635,796,338      635,796,338       635,796,338

PART I
ITEM 1.C

                                  FLAG LIMITED

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
     FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999
                       (EXPRESSED IN THOUSANDS OF DOLLARS)


                                                  THREE MONTHS ENDED                NINE MONTHS ENDED
                                                     SEPTEMBER 30,                    SEPTEMBER 30,
                                                2000            1999             2000              1999
                                            (UNAUDITED)      (UNAUDITED)      (UNAUDITED)       (UNAUDITED)
                                            -----------      -----------      -----------       -----------
NET (LOSS)/INCOME                           (23,672)          3,338            (85,328)           10,370

Foreign currency translation adjustment         142             (43)               232               122
                                            -------           -----            -------            ------

COMPREHENSIVE (LOSS)/INCOME                 (23,530)          3,295            (85,096)           10,492
                                            =======           =====            =======            ======

PART I
ITEM 1.D

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999
          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                             SEPTEMBER 30,   SEPTEMBER 30,
                                                                                2000            1999
                                                                             (UNAUDITED)     (UNAUDITED)
                                                                              ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss)/income applicable to common shareholders                         $ (85,328)      $  10,370
  Adjustments to reconcile net loss to net cash
    provided by/(used in) operating activities:
    Amortization of financing costs                                               1,844           1,233
    Provision for doubtful accounts                                                (996)          1,176
    Senior debt discount                                                            443             443
    Non-cash stock compensation                                                   5,409              --
    Depreciation                                                                 57,858           5,121
    Loss on disposal of fixed assets                                                 91              --
    Deferred taxes                                                                 (152)            117
    Add (deduct) net changes in assets and liabilities:
      Accounts receivable                                                        20,968         (26,991)
      Due from affiliate                                                            950          (1,758)
      Prepaid expenses and other assets                                          (4,619)          1,284
      Capacity available for sale                                                    --          58,052
      Accounts payable and accrued liabilities                                   (4,084)        (16,923)
      Income taxes payable                                                          (89)         (2,545)
      Due to affiliate                                                           (3,024)            (34)
      Deferred revenue and other                                                 82,327           5,417
                                                                              ---------       ---------
          Net cash provided by operating activites                               71,598          34,962
                                                                              ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITES:
    Financing costs incurred                                                     (2,826)             --
    Capital contribution from FLAG Telecom Holdings Limited                      25,000              --
    Repayment of long-term debt                                                 (65,000)        (48,500)
    (Increase)/decrease in funds held by collateral trustee or in escrow        (19,010)        111,183
                                                                              ---------       ---------
          Net cash (used in)/provided by financing activities                   (61,836)         62,683
                                                                              ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Cash paid for construction                                                   (2,344)       (100,577)
    (Purchase)/disposal of fixed assets, net                                     (5,385)          2,043
    Proceeds from disposal of assets                                                 33              --
                                                                              ---------       ---------
          Net cash used in investing activities                                  (7,696)        (98,534)
                                                                              ---------       ---------

NET INCREASE/(DECREASE) IN CASH                                                   2,066            (889)
    Effect of foreign currency movements                                            (19)            (29)
    CASH, beginning of period                                                     1,213           3,024
                                                                              ---------       ---------
    CASH, end of period                                                       $   3,260       $   2,106
                                                                              =========       =========

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING ACTIVITIES:
    Cash incurred for construction in progress                                $  (2,344)      $ 100,577
                                                                              =========       =========
SUPPLEMENTAL INFORMATION DISCLOSURE OF CASH FLOW INFORMATION:
    Interest paid                                                             $  47,523       $  48,396
                                                                              =========       =========
    Interest capitalized                                                      $      --       $   1,281
                                                                              =========       =========
    Taxes paid                                                                $      --       $      --
                                                                              =========       =========

PART I
ITEM 1.E

                                  FLAG LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2000 AND 1999

1.    GENERAL

The interim consolidated financial statements presented herein have been prepared on the basis of U.S. generally accepted accounting principles and include the accounts and balances of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations for the three and nine month periods ended September 30, 2000 and 1999, the balance sheets as of September 30, 2000 and December 31, 1999, and the cash flows for the nine month periods ended September 30, 2000 and 1999. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 1999. The results of operations for any interim period are not necessarily indicative of results for the full year.

2. REVENUE RECOGNITION

Capacity contracts are accounted for as leases. For contracts that satisfy sales-type lease accounting, revenues are recognized upon the date the risks and rewards of ownership are transferred to the purchaser, which is the date the capacity is made available for activation and the customer becomes responsible for maintenance charges. As a result of the issue of Interpretation 43 "Real Estate Sales, an interpretation of FASB Statement No. 66", capacity contracts entered into after June 30, 1999 must satisfy the additional requirements for sales of real estate to qualify for sales-type lease accounting. Capacity contracts that do not qualify for sales type lease accounting are accounted for as operating leases and revenue is recognized over the term of the lease. Until June 30, 1999 revenues from operating lease transactions were considered incidental and recorded as a reduction of the capacity available for sale.

3. CAPACITY AVAILABLE FOR SALE

Historically, capacity available for sale has been recorded at the lower of cost or fair value less cost to sell and charged to cost of sales as capacity is sold. Until contracts were entered into that precluded sales-type lease accounting for a particular segment, the cost of such segment remained in capacity available for sale. As a result of extending the range of products and services offered by FLAG Telecom, the greater part of future revenue is expected to arise under agreements that will be accounted for as operating leases or service contracts and will require the recognition of revenues over the relevant term of the agreements.

The remaining cost of the FLAG Europe-Asia cable system has therefore been reclassified from capacity available for sale to fixed assets in the first quarter of 2000. This cost will be depreciated over the remaining estimated economic life of the system.

4. DEBT MODIFICATION

Fees paid to the lender as a result of a credit facility amendment are offset against the modified debt instrument and amortized as an adjustment to interest expense over the remaining term of the modified debt instrument along with any existing unamortized premium or discount.

5. CONTINGENCIES

The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to it.

6. NET INCOME / (LOSS) PER COMMON SHARE

Basic net income / (loss) per common share is computed by dividing net income /
(loss) applicable to common shareholders by the weighted average number of common shares outstanding in the period. Diluted net income / (loss) per common share is computed by dividing net income / (loss) by the weighted average number of common shares and common share equivalents outstanding during the period.

7. PENDING ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). Following the Amendment made by SFAS No. 137, SFAS 133 is effective for periods Beginning after June 15, 2000. Management is currently assessing the impact of the adoption of SFAS 133 on the Company's financial position and results of operations, which may be material.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101). SAB 101 outlines the SEC's views on applying generally accepted accounting principles to revenue recognition in financial statements. Specifically, the bulletin provides both general and specific guidance as to the periods in which companies should recognize revenues. In addition, SAB 101 also highlights factors to be considered when determining whether to recognize revenues on a gross or net basis. SAB 101, as amended by SAB 101/A and SAB 101/B, is effective beginning no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999; as the Group is a calendar year-end company, this would be the quarter ending December 31, 2000. The Group believes that its policies in regards to the recognition of revenues are in compliance with the guidance of SAB 101 and does not expect that the adoption of this standard will have any material effect on its results of operations, cash flows or financial position.

The Emerging Issues Task Force (EITF) has recently issued EITF 00-2 ("Accounting for Web Site Development Costs") . The EITF has reached a consensus that all costs associated with the planning of web site development projects should be expensed as incurred, while costs incurred in the application and development stage should generally be capitalized in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", or other relevant pronouncements. Costs incurred in the operations of the web site are generally expensed as incurred. The EITF has not yet reached a consensus as to the accounting for the costs of developing and displaying content or other information on a web site, but the EITF plans further discussion on this issue. EITF 00-2 is effective for web site development costs incurred for fiscal quarters beginning after June 30, 2000. As the Company's current policy is substantially consistent with the consensuses reached in EITF 00-2, the Company does not expect that the issuance of this pronouncement will have a material effect on its financial condition or results of operations.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PART I
ITEM 2

QUARTER ENDED SEPTEMBER 30, 2000 COMPARED WITH THE QUARTER ENDED SEPTEMBER 30, 1999

RESULTS OF OPERATIONS

REVENUES

Total revenue recognized by the Company during the quarter ended September 30, 2000, was $23.6 million compared to $52.5 million in total revenue for the quarter ended September 30, 1999.

Revenue recognized from the sale of capacity was $13.2 million for the quarter ended September 30, 2000 compared to $44.7 million during the quarter ended September 30, 1999. As a result of the issue of FASB Interpretation No.43 with effect from July 1, 1999, certain sales of capacity may no longer be recognized for sales-type lease accounting. Instead, revenues from these capacity sales are being deferred and amortized over the term of the contracts. Revenue for the quarter ended September 30, 2000 reflects this deferral of revenues. The change in the accounting treatment has no impact on cash flows.

As of September 30, 2000, the Company had entered into sales transactions with in excess of 100 international telecommunication carriers compared to 90 as of September 30, 1999.

Revenue recognized from operations and maintenance was $10.4 million for the quarter ended September 30, 2000 compared to $7.8 million for the quarter ended September 30, 1999, reflecting the increased cumulative sales on the FLAG Europe-Asia cable system.

OPERATING EXPENSES

For the quarter ended September 30, 2000, the Company recorded $18.7 million in respect of depreciation compared to $23.0 million for depreciation and cost of capacity sold recorded in the quarter ended September 30, 1999. The adoption of FASB Interpretation No.43 discussed above has meant that the remaining capacity available for sale was reclassified to fixed assets on January 1, 2000 and is being depreciated over the remaining economic life of the network, rather than being written off as cost of sales.

During the quarter ended September 30, 2000 the Company incurred $7.6 million in operations and maintenance costs compared to $6.3 million for the quarter ended September 30, 1999. Operations and maintenance expenses relate primarily to the provision of standby maintenance under Maintenance Zone Agreements as well as Company salaries and overheads directly associated with operations and maintenance activities. The increase is primarily due to additional costs arising from increased activity plus increased use of contracted services.

During the quarter ended September 30, 2000, $3.1 million in sales and marketing costs were incurred compared to $4.7 million incurred during the quarter ended September 30, 1999. Sales and marketing costs are comprised of all sales and marketing activities that are directly undertaken by the Company. The decrease in sales and marketing costs in the quarter ended September 30, 2000 over the quarter ended September 30, 1999 relates to certain one off commission payments in respect of sales made last year.

During the quarter ended September 30, 2000, $8.2 million of general and administrative expenses were incurred compared to $3.4 million during the quarter ended September 30, 1999. Increases are primarily due to non-cash stock compensation costs incurred plus additional staff and office related costs.

Costs for the quarter ended September 30, 2000 include charges for non-cash stock compensation expense of $1.2 million in respect of certain awards under our long term incentive plan. These charges are required under US accounting standards and are purely accounting charges having no effect on cash flows.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense on borrowings decreased from $13.5 million for the quarter ended September 30, 1999 to $12.3 million for the quarter ended September 30, 2000. The decrease in interest expense of $1.2 million is primarily attributable to a reduction in the Company's long term debt balance.

Interest income of $2.5 million was earned during the quarter ended September 30, 2000 compared to $2.1 million earned during the quarter ended September 30, 1999. Interest was earned on cash balances and short term investments held by the Collateral Trustee or in escrow arising from ongoing business operations.

PROVISION FOR TAXES

The provision for taxes was $(0.2) million for the quarter ended September 30, 2000 compared to $0.3 million for the quarter ended September 30, 1999. The tax provisions for periods consist of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG route where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

NET (LOSS) /INCOME AND (LOSS) /INCOME PER COMMON SHARE

For the quarter ended September 30, 2000 the Company recorded a net loss of $(23.7) million compared to a net income of $3.3 million for the quarter ended September 30, 1999. This is attributable primarily to reduced accounting revenue and increased depreciation costs caused by the adoption of FASB Interpretation No. 43 with effect from July 1, 1999.

Loss per common share was $(0.04) for the quarter ended September 30, 2000 compared to an income per common share of $0.01 for the quarter ended September 30, 1999.

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

RESULTS OF OPERATIONS

REVENUES

Total revenue recognized by the Company during the nine months ended September 30, 2000, was $62.8 million compared to $146.6 million in total revenue for nine months ended September 30, 1999.

Revenue recognized from the sale of capacity was $32.9 million for the nine months ended September 30, 2000 compared to $125.0 million during the nine months ended September 30, 1999. As a result of the issue of FASB Interpretation No.43 with effect from July 1, 1999, certain sales of capacity may no longer be recognized for sales-type lease accounting. Instead, revenues from these capacity sales are being deferred and amortized over the term of the contracts. Revenue for the nine months ended September 30, 2000 reflects this deferral of revenues. The change in the accounting treatment has no impact on cash flows.

As of September 30, 2000, the Company had entered into sales transactions with in excess of 100 international telecommunication carriers compared to 90 as of September 30, 1999.

Revenue recognized from operations and maintenance was $29.9 million for the nine months ended September 30, 2000 compared to $21.6 million for the nine months ended September 30, 1999, reflecting the increased cumulative sales on the FLAG Europe-Asia cable system.

OPERATING EXPENSES

For the nine months ended September 30, 2000, the Company recorded $57.9 million in respect of depreciation compared to $57.2 million for depreciation and cost of capacity sold recorded in the nine months ended September 30, 1999. The adoption of FASB Interpretation No.43 discussed above has meant that the remaining capacity available for sale was reclassified to fixed assets on January 1, 2000 and is being depreciated over the remaining economic life of the network, rather than being written off as cost of sales.

During the nine months ended September 30, 2000 the Company incurred $24.6 million in operations and maintenance costs compared to $21.3 million for the nine months ended September 30, 1999. Operations and maintenance expenses relate primarily to the provision of standby maintenance under Maintenance Zone Agreements as well as Company salaries and overheads directly associated with operations and maintenance activities. The increase is primarily due to additional costs arising from increased activity plus increased use of contracted services.

During the nine months ended September 30, 2000, $10.0 million in sales and marketing costs were incurred compared to $8.3 million incurred during the nine months ended September 30, 1999. Sales and marketing costs are comprised of all sales and marketing activities that are directly undertaken by the Company. The increase in sales and marketing costs in the nine months ended September 30, 2000 over the nine months ended September 30, 1999 is due to the greater employment and related costs associated with the increased world-wide sales and marketing activity and non-cash stock compensation costs.

During the nine months ended September 30, 2000, $23.3 million of general and administrative expenses were incurred compared to $14.2 million during the nine months ended September 30, 1999. Increases are primarily due to non-cash stock compensation costs incurred plus additional staff and office related costs.

Costs for the nine months ended September 30, 2000 include charges for non-cash stock compensation expense of $5.1 million in respect of certain awards under our long term incentive plan. These charges are required under US accounting standards and are purely accounting charges having no effect on cash flows.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense on borrowings decreased from $41.0 million for the nine months ended September 30, 1999 to $38.4 million for the nine months ended September 30, 2000. The decrease in interest expense of $2.6 million is attributable to a reduction in the long term debt balance.

Interest income of $5.9 million was earned during the nine months ended September 30, 2000 compared to $6.7 million earned during the nine months ended September 30, 1999. Interest was earned on cash balances and short term investments held by the Collateral Trustee or in escrow arising from ongoing business operations.

PROVISION FOR TAXES

The provision for taxes was $(0.1) million for the nine months ended September 30, 2000 compared to $1.0 million for the nine months ended September 30, 1999. The tax provisions for periods consists of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Route where the Company is deemed to have a taxable presence or is otherwise subject to tax. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

NET (LOSS) /INCOME AND (LOSS) /INCOME PER COMMON SHARE

For the nine months ended September 30, 2000 the Company recorded a net loss of $(85.3) million compared to a net income of $10.4 million for the nine months ended September 30, 1999. This is attributable primarily to reduced accounting revenue and increased depreciation costs caused by the adoption of FASB Interpretation No. 43 with effect from July 1, 1999.

Loss per common share was $(0.13) for the nine months ended September 30, 2000 compared to an income per common share of $0.02 for the nine months ended September 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

On February 16, 2000, the Company amended its existing credit facilities to consist of a $150 million six-year term loan facility ($125 million of which remained outstanding at September 30, 2000) and a $10 million revolving credit facility (none of which is outstanding). Dresdner Kleinwort Benson and Barclays Capital acted as joint lead arrangers. These facilities bear interest at a rate of 225 basis points over LIBOR for the first six months and thereafter at a rate of between 150 and 250 basis points over LIBOR, depending on the credit rating of the 8 1/4% Senior Notes of the Company. The current interest rate is 200 basis points over LIBOR. The facilities are secured by a pledge of all of the capital stock of the Company and by assignment of the Company's contracts and a security interest in its bank accounts and intangible property. In connection with this amendment, the Company paid fees and expenses to the joint lead arrangers totaling approximately $3.5 million.

At the end of March 1998, the Company entered into two interest rate swap agreements to manage our exposure to interest rate fluctuations on the Company's credit facilities. Under the swap agreements, we pay a fixed rate of 5.6% on a notional amount of $60 million and a fixed rate of 5.79% on a notional amount of $100 million and the swap counterparty pays the floating rate based on LIBOR. One swap agreement terminated in January 2000 and the other swap agreement terminated in July 2000. In August 2000 we entered into an interest rate collar transaction for an initial notional amount of $60 million, reducing in increments to $20 million up to April 2002. The transaction terminates on April 30, 2002. The collar is comprised of a LIBOR cap at 8% and a floor of 5.85%. We recognize the net cash amount received or paid on interest rate hedging instruments as an adjustment to interest cost on the related debt.

The Company believes that it will have no need for additional borrowing facilities. The Company intends to finance future operations through proceeds from the sale or lease of capacity, revenues from operations and maintenance, investment income on cash and investment balances, borrowings under the revolving credit facility, if any, and available funds in reserve account.

As of September 30, 2000 and December 31, 1999, the Company had working capital deficits of $29.9 million and $42.8 million respectively. The working capital deficit was primarily a result of the current accounts payable to the contractors which is classified as a current liability but for which the associated funds held in escrow are classified as a non-current asset and are hence excluded from the measure of working capital.

Total cash provided by operating activities and used in investing activities during the nine months ended September 30, 2000 was $71.6 million and $(7.7) million respectively. As of September 30, 2000, cash on deposit with the collateral trustee or in escrow had increased to $156.3 million from $135.3 million at December 31, 1999.

Total cash provided by operations and used in investing activities during the nine months ended September 30, 1999 was $35.0 million and $(98.5) million respectively. These expenditures were funded from cash held by the Collateral Trustees or in escrow.

ASSETS

Our major asset is the remaining capital cost of the FLAG Europe-Asia cable

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

system recorded in fixed assets totaling $1016.8 million.

As a result of the application of FASB Interpretation No. 43, the costs of certain segments of the FLAG Europe-Asia cable were reclassified at July 1, 1999 and during the six months ended December 31, 1999 from capacity available for sale to fixed assets and are being depreciated over their remaining useful life.

As a result of extending our range of products and services, we expect the greater part of our future revenue will arise under agreements that will be accounted for as operating leases or service contracts and will require us to recognize revenues over the relevant term of the agreements. We have therefore reclassified the remaining cost of the FLAG Europe-Asia cable from capacity available for sale to fixed assets on January 1, 2000. This cost will be depreciated over the remaining estimated economic life of the system.

Our other fixed assets consist primarily of office furniture, leasehold improvements, computer equipment and motor vehicles totalling $0.9 million.


IMPACT OF THE EURO

On January 1, 1999, eleven of the 15 member countries of the European Union, including France, Germany, Ireland, Italy and Spain, where the Group has operations, established fixed conversion rates between their existing sovereign currencies and a new currency called the Euro. These countries adopted the Euro as their common legal currency on that date. The Euro trades on currency exchanges and is available for non-cash transactions. Hereafter and until January 1, 2002, the existing sovereign currencies will remain legal tender in these countries. On January 1, 2002, the Euro is scheduled to replace the sovereign legal currencies of these countries.

The Group has operations within the European Union including many of the countries that have adopted the Euro. The Group continues to evaluate the impact the Euro will have on its continuing business operations within the overall scope of managing currency risk. However, the Group does not expect the introduction of the Euro to have a material effect on the Group's financial or competitive position as a result of price transparency within the European Union.


OTHER INFORMATION

The interpretation and application of FASB Interpretation No. 43 and also the accounting for sales of capacity are evolving within the telecom industry. A number of questions and issues are being taken to the accounting standard setting boards and different accounting treatments may ultimately be approved, which may change the timing and methods of the recognition of revenues and the related costs. We do not, however, anticipate any impact on our current accounting treatment or that there will be an impact on our cash flows.

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

                           SAFE HARBOR STATEMENT UNDER
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements included in this Quarterly Report regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements. Such statements reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive risks, uncertainties and contingencies, including, without limitation, the risks, uncertainties and contingencies described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Accordingly, there can be no assurance that such statements will be realized. Such risks, uncertainties and contingencies could cause the Company's actual results for the nine months ended September 30, 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. The Company makes no representation or warranty as to the accuracy or completeness of such statements contained in this Quarterly Report.

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

                                     PART II

ITEM 1:  LEGAL PROCEEDINGS

The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is involved currently, individually and in the aggregate, is not material to it.

ITEM 2:  CHANGES IN SECURITIES

Not Applicable.

ITEM 3:  DEFAULTS UPON SENIOR SECURITIES

Not Applicable.

ITEM 4:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No meetings of the shareholders of the Company were held during the quarter to which this Report relates.

ITEM 5:  OTHER INFORMATION

Not applicable.


ITEM 6:  EXHIBITS AND REPORTS FILED ON FORM 6-K

Not Applicable.

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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 14th day of November 2000.


                                        FLAG LIMITED


                                        By: /s/ Mark Robinson
                                           -------------------------------------
                                           Mark Robinson
                                           CHIEF FINANCIAL OFFICER


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